Exhibit 3.1

By-Law Amendment
Section 5.9, which reads as set forth below, has been added to the Amended and Restated By-Laws of Ameresco, Inc.:
Section 5.9 Designated Engineer in the State of Washington. The Board of Directors, as required by the Revised Code of Washington, has appointed a licensed professional engineer in the state of Washington the Designated Engineer as being in responsible charge of the corporation’s engineering decisions pertaining to engineering activities in that state. The Designated Engineer named in the resolution as being in responsible charge, or an engineer under the Designated Engineer’s direct supervision, shall make all engineering or land surveying decisions pertaining to engineering or land surveying activities in the state of Washington. The Board of Directors grants and delegates to the appropriate officers of the corporation the authority to designate each successor Designated Engineer as being in responsible charge for the practice of engineering and to notify the Washington Board of Registration for Professional Engineers and Land Surveyors of the appointment of each successor Designated Engineer within 30 days after the effective date of the appointment.